UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

January 17, 2022

Company Name	: Mizuho Financial Group, Inc.

Representative	: Tatsufumi Sakai, President & Group CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Security Code	: 8411 (Tokyo Stock Exchange 1st Section)

Announcement of Changes in Representative Executive Officer

Mizuho Financial Group, Inc. hereby announces the following changes in Representative Executive Officer as follows:

1.	Changes in Representative Executive Officer

(Effective as of January 17, 2022)

Name	New Position	Current Position
Masahiro Kihara	Senior Executive Officer (Representative Executive Officer)	Senior Executive Officer

(Effective as of February 1, 2022)

Name	New Position	Current Position
Masahiro Kihara	President & Group CEO (Representative Executive Officer)	(as stated above)

Tatsufumi Sakai	Member of the Board of Directors	Member of the Board of Directors, President & Group CEO (Representative Executive Officer)

(Note)

As announced on November 26, 2021, the resignation of Mr. Tatsufumi Sakai as Member of the Board of Directors is scheduled for April 1, 2022. The date of resignation of President & Group CEO (Representative Executive Officer) has been changed to February 1, 2022.

(Effective as of April 1, 2022)

Name	New Position	Current Position
Seiji Imai	Member of the Board of Directors, Chairman (Kaicho)	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)

(Note)	Chairman (Kaicho) engages in the company’s external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.

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(Effective in late June 2022)

Name	New Position	Current Position
Masahiro Kihara	Member of the Board of Directors, President & Group CEO (Representative Executive Officer)	President & Group CEO (Representative Executive Officer)

(Note)	The appointment of Mr. Masahiro Kihara as Member of the Board of Directors is subject to approval at the Ordinary General Meeting of Shareholders of MHFG in late June 2022.

2.	Reason for Changes

To change the executive leadership team.

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3.	Brief Personal Record of New President & Group CEO (Representative Executive Officer)

Name	Masahiro Kihara

Business Experience	Apr. 2021

Managing Executive Officer*

Head of Global Products Unit

Deputy Head of Corporate & Institutional Company

Deputy Head of Global Corporate Company

Mizuho Financial Group, Inc. (current)

*  Senior Executive Officer from Jul. 2021

(Due to the integration of executive titles)

Managing Executive Officer

Head of Global Corporate Division

Head of Global Products Unit

Mizuho Bank, Ltd. (current)

Apr. 2020

Managing Executive Officer

Deputy Head of Strategic Planning Group

Deputy Head of Financial Control & Accounting Group

Mizuho Financial Group, Inc.

Managing Executive Officer

Head of Strategic Planning Group

Head of Financial Control & Accounting Group (Head of Global Finance)

Mizuho Securities Co., Ltd.

	Apr. 2019	Executive Officer Joint Head of Financial Control & Accounting Group Joint Head of Global Finance Mizuho Securities Co., Ltd.

	Apr. 2018	Executive Officer General Manager of Financial Planning Department Mizuho Securities Co., Ltd.

	Apr. 2017	Executive Officer General Manager of Risk Management Department Mizuho Securities Co., Ltd.

	Jan. 2014	Project Manager Risk Governance Enhancement Project Team Mizuho Financial Group, Inc.

	Apr. 2011	General Manager of Americas Department Risk Management Division Mizuho Corporate Bank Ltd.

	Apr. 1989	Joined our group

Education	Jun. 1995 Mar. 1989	LLM, Duke University School of Law Graduated from Bachelor of Law, Hitotsubashi University

Date of Birth	Aug. 21, 1965

Number of shares of our common stock owned (as of September 30, 2021): 4,095

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